As filed with the Securities and Exchange Commission on October 28, 2022

Registration No. 333-267782

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GREENLANE HOLDINGS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	5099	83-0806637
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1095 Broken Sound Parkway, Suite 300
Boca Raton, Florida

(887) 292-7660

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Amir Sadr

General Counsel

Greenlane Holdings, Inc.

1095 Broken Sound Parkway, Suite 300

Boca Raton, Florida 33487

(887) 292-7660

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Justin R. Salon R. John Hensley Morrison & Foerster LLP 2100 L Street, NW Suite 900 Washington, D.C. 20037 (202) 887-1500	Faith L. Charles, Esq. Naveen Pogula, Esq. Thompson Hine LLP 335 Madison Avenue, 12th Floor New York, New York 10017 (212) 344-5680

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ Registration No. 333-267782

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement (Registration No. 333-267782) of Greenlane Holdings, Inc. is filed pursuant to Section 462(d) of the Securities Act of 1933, as amended, solely to update Exhibit 5.1 that was previously filed with respect to such Registration Statement in order to reference an increased number of securities. The maximum offering amount remains unchanged.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36.        Financial Statements and Exhibits

(b) Exhibits:    The following exhibits are filed as part of this Registration Statement.

Exhibit No.	Description
5.1	Opinion of Morrison & Foerster LLP regarding the legality of the securities being registered
23.1	Consent of Morrison & Foerster LLP (included in Exhibit 5.1)
24.1	Powers of Attorney (included on the signature page to the initial filing of this Registration Statement)

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boca Raton, State of Florida, on October 28, 2022.

GREENLANE HOLDINGS, INC.

By:	/s/ Nicholas Kovacevich
Name: Nicholas Kovacevich
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ Nicholas Kovacevich	Chief Executive Officer	October 28, 2022
Nicholas Kovacevich	(Principal Executive Officer and Director)

/s/ Darshan Dahya	Chief Accounting Officer	October 28, 2022
Darshan Dahya	(Principal Financial and Accounting Officer)

*	Chairman of the Board of Directors	October 28, 2022
Donald Hunter

*	Director	October 28, 2022
Renah Persofsky

*	Director	October 28, 2022
Aaron LoCascio

*	Director	October 28, 2022
Adam Schoenfeld

*	Director	October 28, 2022
Richard Taney

*	Director	October 28, 2022
Jeff Uttz

* By: /s/ Nicholas Kovacevich
Nicholas Kovacevich
Attorney-in-fact